




                                                                                Exhibit 12
                                                                                Page 1 of 2



                           PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
               STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                                (In Thousands)
                                                 UNAUDITED

                                                                   Three Months Ended
                                                               March 31,        March 31,
                                                                 1994             1993

            OPERATING REVENUES                                 $247 180         $231 148

            OPERATING EXPENSES                                  182 727          162 812
              Interest portion of rentals (A)                       902              917
                  Net expense                                   181 825          161 895

            OTHER INCOME:
              Allowance for funds used
                during construction                                 876              365
              Other income, net                                  12 330             (196)
                  Total other income                             13 206              169

            EARNINGS AVAILABLE FOR FIXED CHARGES
              AND PREFERRED STOCK DIVIDENDS (excluding
              taxes based on income)                           $ 78 561         $ 69 422

            FIXED CHARGES:
              Interest on funded indebtedness                  $ 11 710         $ 11 053
              Other interest                                      3 342            1 171
              Interest portion of rentals (A)                       902              917
                  Total fixed charges                          $ 15 954         $ 13 141

            RATIO OF EARNINGS TO FIXED CHARGES                     4.92             5.28

            Preferred stock dividend requirement                    908            1 416
            Ratio of income before provision for
              income taxes to net income (B)                      160.7%           169.5%
            Preferred stock dividend requirement
              on a pretax basis                                   1 459            2 400
            Fixed charges, as above                              15 954           13 141
                  Total fixed charges and
                    preferred stock dividends                  $ 17 413         $ 15 541

            RATIO OF EARNINGS TO COMBINED FIXED CHARGES
              AND PREFERRED STOCK DIVIDENDS                        4.51             4.47






                                                                                Exhibit 12
                                                                                Page 2 of 2



                           PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
               STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                    AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                                (In Thousands)
                                                 UNAUDITED





            NOTES:

            (A)   The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

            (B)   Represents income before provision for income taxes of $62,607 and
                  $56,281, for the three months ended March 31, 1994 and March 31, 1993, respectively, divided by net income of $38,965 and $33,212, respectively.